EXHIBIT E

April 3, 2018

To:	Arcturus Therapeutics Ltd.
Stuart Collinson, Executive Chairman of the Board
Craig Willett, Director
Daniel Geffken, Director
David Shapiro, Director
10628 Science Center Drive
San Diego, CA 92121

I founded Arcturus Therapeutics in 2013 to discover novel RNA therapeutics for diseases for which there is no adequate treatment. Through all of this, I dedicated myself, with our team, to achieving long term success for our shareholders. We accomplished a great deal in less than five years and brought the company from an idea to a publicly traded company that has global partnerships with great companies and a bright future.

Notwithstanding our positive achievements and momentum, certain members of the board of Arcturus decided to place their personal agendas ahead of the interests of Arcturus shareholders and employees. A myriad of questionable actions have been taken over the past three months, including the unwarranted decision to remove me from the position of CEO and the vain attempt to bully me into staying silent, while these board members ignored good corporate governance standards and violated their fiduciary duties and applicable U.S. and Israeli laws.

I am very grateful for the outpouring of support I have received from fellow shareholders since my abrupt removal. Their kind words have motivated me to restore my efforts toward building value for Arcturus by addressing shareholder concerns and assembling a board slate composed of experienced nominees with impressive skill sets and the impeccable reputations needed to propel Arcturus into a multibillion dollar company.

I have silently endured the board’s inappropriate, unprofessional and vindictive behavior. I remained silent because I believed that it was in the best interests of Arcturus, its employees and its shareholders. I believed that the shareholders would realize that your actions are harming Arcturus and the constituencies that you were appointed to protect. However, after your press release of March 28, 2018, it is clear that I cannot remain silent any longer while you inflict damage on our company’s reputation and share price.

On February 26, 2018, at an extraordinary general meeting of shareholders, a united majority voted against both your literal and figurative agendas, to send you a message to stop your pettiness. However, instead of heeding this unambiguous and united message, you responded with desperation to entrench yourselves. Instead of filing a current report on Form 6-K to announce the results of the vote, as is good market practice, you chose to put out a press release to blame me for your failures. You now see fit to waste more shareholder resources by launching a frivolous legal complaint against me and engaging a team of expensive spin doctors to launch a personal attack. On behalf of all shareholders, I am putting each of you on notice that you will be held personally accountable to the fullest extent of the law for your breaches of fiduciary duty and your attempts to misrepresent facts and mislead investors.

It is clear that you have embarked on an expensive campaign of mass-distraction designed to take the spotlight off of this board’s inappropriate entrenchment and to take credit for achievements that were created during my tenure as CEO. You have chosen to make selective disclosures to the market in an attempt to discredit me personally and, at the same time, take credit for achievements resulting from the execution of the business plan developed during my stewardship of the company. Just yesterday, you released a current report to the market to take credit for our partnership with CureVac and to take credit for our new facility, both of which are achievements that were put in place while I was CEO of the company.

EXHIBIT E

There is a reason why a significant majority of Arcturus shareholders voted against your recommendation at the February 26, 2018 extraordinary general meeting, and these shareholders will not be misled by the myriad of lies and half-truths in your press release of March 28, 2018. Our shareholders are thoughtful and intelligent investors that are able to deduce that your allegations against me are baseless and defamatory. The market has also indicated its disappointment with your actions as our stock price has gone from $7.66 to $5.16 per share since the date you disclosed my termination as CEO, representing a decline of over 32% per share and a loss of over $25 million in market value. You do not have the support of your shareholders nor the market. Yet you continue to waste valuable corporate resources to pursue your personal vendetta.

I can only assume that the full board did not review or authorize its comments and release. Surely directors of a public company holding themselves to the highest standard would not greenlight a press release that can at best be called unprofessional and at worst bizarre, including statements that would expose the company to claims of misrepresentations. I am ready and willing to respond to every lie or half-truth contained in the March 28 press release and the now pending court action. To touch on a few of your allegations:

•	I do not deny that I have known Brad Sorenson for many years and that he has been an active supporter and investor in Arcturus. However, the record will reflect that every executed agreement between Arcturus and Mr. Sorenson’s company was approved by the board of directors and provided value to Arcturus.

•	There was nothing wrong with my decision to spend a few hours a year on a non-competing business that was started over ten years before Arcturus was formed and that was fully disclosed to the company. The allegations that you made regarding my involvement in this business are untrue and I have never misused any company resources, employees or relationships to inappropriately further this business.

It is obvious that you are grasping at straws. Given the apparent level of desperation you have publicly demonstrated to date, I am very concerned you will take further steps to entrench yourselves at the expense of our shareholders. I remind you of your fiduciary duties and obligation to act in the best interests of the company and all shareholders. I implore you to act in accordance with the applicable laws which govern your service as directors, including the U.S. securities laws, as your refusal to do so is harming the company, its employees and its shareholders. Between today and the upcoming extraordinary general meeting of shareholders each of you will be under the microscope and my team of supporters remains ready and willing to make the market and the courts aware of any action that you take to impede or dilute the shareholders’ voting rights. If you attempt to sell additional shares to new investors to join in your conspiracy to dilute the shareholders vote to entrench yourselves, we will seek to hold these new investors accountable for aiding and abetting your breach of fiduciary duty.

In the coming days, I will explain to our stockholders more completely how my proposed slate of directors will be better positioned to achieve the company’s business plan and create long-term shareholder value.

On May 7, 2018, shareholders will be heard. I am confident they are dissatisfied with your campaign of negativity and mass-distraction. I believe they want Arcturus to focus on helping patients through the development of novel RNA medicines for which there is no adequate treatment -- and the proposed slate of new directors gives Arcturus the best chance to achieve this vision.

Sincerely,

Joseph E. Payne

Arcturus Therapeutics founder, largest shareholder and director